Mail Stop 0306

April 15, 2005

Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager One, Inc.
      Registration Statement on Form SB-2
      Filed March 31, 2005
      File No. 333-123702

Dear Mr. Dufort:

	We have limited our review to selected portions of your registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      References in this letter to our prior comments and/or your responses to those comments refer to the comments included in our letter dated February 8, 2005 issued with respect to your previous registration statement on Form SB-2, file no. 333-118582, which registration statement was withdrawn prior to effectiveness on February 15, 2005, and the responses to those comments included in your letter dated April 12, 2005.

Prospectus Summary - Page 1
1. We note your response to prior comment 1 and have the following comments:
* Please revise the summary to briefly describe your financial position as of the most recent practical date. Also, disclose, if true, that you will need to raise between $30 million and $50 million in additional funds over the next two years and that you have not secured any sources of those funds.

* For clarity, please revise the second paragraph to identify the product for which you developed a prototype in May 2004. For example, is the prototype of your EFS-4 product?

* Please expand the last sentence of the second paragraph to quantify, to the extent practicable, the amount of funding that it is anticipated will be required to "ease corporate fiscal restraints" and the anticipated timetable in raising those funds.

The sale of our common stock following conversion ... short sales
....
decline - Page 12
2. Please clarify whether Cornell may also engage in short sales prior to the conversion of all of the convertible debentures issued or to be issued under the securities purchase agreement.

Conditions of Securities Purchase Agreement - Page 16
3. We note your statement that Cornell has agreed to extend the time you have for the registration statement to be declared effective until April 15, 2005. Please revise where appropriate throughout your prospectus to clarify the consequences of not having your registration statement declared effective by April 15, 2005.

Plan of Distribution - Page 18
4. Please revise the disclosure to describe more specifically the current plans of the selling shareholders, particularly Cornell Capital and Trey Resources to distribute their shares. For example, your revised disclosures might include, among other things, a discussion of the extent to which, if at all, Cornell Capital and Trey Resources may sell the registered shares immediately after conversion of the convertible debentures and the extent to which, if at all, Cornell Capital and Trey Resources may use the registered shares to cover outstanding short positions.

Product Development - Page 27
5. Please update the two tables that appear on page 30, including the
references in the tables to milestones in the second quarter of
2004
and the costs to be incurred in achieving the milestones in the second half of 2004 and the first half of 2005. Also, clarify the aggregate cost of the significant capital items to be purchased for the EFS-4 product. In addition, clarify whether that cost is included in the amounts in the second table on page 30.

Financial Resources and Liquidity - Page 33
6. Please disclose how you intend to use the proceeds of $450,000 to
be received from the notes.
*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tom Jones at (202) 942-1927 or me at (202)
924-
7924 with any questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax): Philip E. Ruben, Esq.


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Voyager One, Inc.
April 15, 2005
Page 4